Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

•         DMI Furniture, Inc (Delaware)

o    DMI Management, Inc. (Kentucky)*

o    DMI Sourcing Company, LLC (Kentucky) *

▪  DMI Business Consulting Company (Shenzhen) Co. Ltd. *

▪  Home Styles Furniture Co., Ltd (Thailand) (99.99% interest) *

▪  Vietnam Representative Office *

•         Desert Dreams, Inc. **

•         Four Seasons Inc. **

*          Subsidiaries of DMI Furniture, Inc.

**       Inactive subsidiaries

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